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                                                                 Exhibit (a)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated December 18, 1997, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to holders of all Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Voith Sulzer Acquisition Corp. by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.


                    NOTICE OF OFFER TO PURCHASE FOR CASH
                   ALL OUTSTANDING SHARES OF COMMON STOCK

                                     OF

                            IMPACT SYSTEMS, INC.

                                     AT

                             $2.75 NET PER SHARE

                                     BY

                       VOITH SULZER ACQUISITION CORP.

                        A WHOLLY OWNED SUBSIDIARY OF

                        VOITH SULZER PAPER TECHNOLOGY
                             NORTH AMERICA INC.


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        Voith Sulzer Acquisition Corp., a California corporation (the
"Purchaser") and a wholly owned subsidiary of Voith Sulzer Paper Technology North America Inc., a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of common stock, without par value (the "Shares"), of Impact Systems, Inc., a California corporation (the "Company"), at a price of $2.75 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. Following the consummation of the Offer, the Purchaser intends to effect the Merger as described below. Parent is a subsidiary of J.M. Voith AG, a corporation organized under the laws of the Federal Republic of Germany.

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JANUARY 20, 1998, UNLESS THE OFFER IS EXTENDED.


        The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer that number of Shares which will represent at least 90% of the outstanding Shares on a fully diluted basis (after giving pro forma effect to the potential issuance of any Shares issuable under the Stock Option described below) on the date of purchase (the "Minimum Condition"). The Purchaser will not be required to accept for payment or pay for tendered Shares until the expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction of conditions under any other applicable antitrust, competition or trade regulatory laws, rules or regulations of any domestic or foreign government or governmental authority or any multinational authority. The Offer is also subject to other terms and conditions described in
Section 15 of the Offer to Purchase. The Offer is not conditioned on the receipt of financing.

        In the event that more than 50% of the Shares then outstanding are tendered pursuant to the Offer and not withdrawn, but less than 90% of the Shares then outstanding on a fully diluted basis are subject to acquisition by the Purchaser pursuant to the Offer and the Stock Option, the Purchaser will waive the Minimum Condition and amend the Offer to reduce the number of Shares subject to the Offer to such number of Shares as equals 49.9999% of the Shares then outstanding (the "Revised Minimum Number") and, if a greater number of Shares are tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares (it being understood that the Purchaser may, but shall not in any event be required to accept for payment, or pay for, any Shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn at the applicable expiration date of the Offer).

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated December 11, 1997 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company, which provides, among other things, for the commencement of the Offer by the Purchaser and further provides that after the purchase of the Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Parent. At the effective time of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, the Purchaser, any wholly owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company and other than Shares held by shareholders who shall have properly exercised their dissenters' rights, if any, under California law) will be converted into the right to receive $2.75 in cash or any greater amount paid pursuant to the Offer without interest.

        Concurrently with the execution and delivery of the Merger Agreement and as an inducement to Parent and the Purchaser to enter into the Merger Agreement, Parent and the Purchaser executed the Stockholder Agreements, dated December 11, 1997 (the "Stockholder Agreements"), with certain shareholders of the Company (the "Selling Shareholders"), pursuant to which such Selling Shareholders have agreed to validly tender (and not to withdraw) approximately 29% of the Shares in the Offer. In addition, the Selling Shareholders have granted the Purchaser an option to purchase all but not less than all of such Shares and Parent has an irrevocable proxy to vote the Shares in favor of the Merger and related transactions and against certain other transactions.

        In addition, concurrently with the execution and delivery of the Merger Agreement, the Purchaser, Parent and the Company entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which, upon the terms set forth therein, the Company granted to the Purchaser an irrevocable option (the "Stock Option") to purchase up to the number of Shares (the "Option Shares") that, when added to the number of Shares owned by the Purchaser and its affiliates immediately following consummation of the Offer, would constitute 90% of the Shares then outstanding on a fully diluted basis (assuming the issuance


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of the Option Shares) at a purchase price per Option Share equal to $2.75 per
Share or the highest price paid per Share in the Offer, subject to the terms and conditions set forth in the Stock Option Agreement, including, without limitation, (i) that the Purchaser shall have accepted for payment Shares constituting more than 50% of the Shares then outstanding and (ii) that the number of Shares to be issued under the Stock Option shall not exceed the number of authorized Shares available for issuance.

        The Board of Directors of the Company has (a) approved the Merger Agreement, the Stock Option, the Offer and the Merger and the other transactions contemplated thereby, (b) determined that the Offer Price to be received by the shareholders pursuant to the Offer and the Merger is fair to the shareholders and (c) recommends that shareholders tender their Shares pursuant to the Offer.

        For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, validly tendered Shares as, if and when the Purchaser gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of its acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders whose Shares have theretofore been accepted for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in Section 2 of the Offer to Purchase) pursuant to the procedures set forth in Section 2 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 2 of the Offer to Purchase), and (iii) all other documents required by the Letter of Transmittal. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser, regardless of any delay in making such payment.

        The term "Expiration Date" shall mean 12:00 midnight, New York City time, on Tuesday, January 20, 1998, unless and until Purchaser, in accordance with the terms of the Offer and Merger Agreement, shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Subject to the terms of the Merger Agreement and applicable law, the Purchaser expressly reserves the right, at any time or from time to time, to extend the period of time during which the Offer is open, and thereby delay acceptance of payment of, or payment for, any Shares by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw his Shares. The Purchaser will not have any obligation to pay interest on the purchase price for tendered Shares whether or not the Purchaser exercises its right to extend the period of time during which the Offer is open. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or


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otherwise communicate any such announcement other than by issuing a release to the Dow Jones News Service or as otherwise may be required by law.

        Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to 12:00 midnight, New York City time, on Tuesday, January 20, 1998 (or, if the Purchaser shall have extended the period of time for which the Offer is open, the latest time and date at which the Offer, as so extended by the Purchaser, shall expire) and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 15, 1998. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such Share Certificates, the tendering shareholders must also submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 2 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 2 of the Offer to Purchase.

        The Company has provided the Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers as set forth below. The Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Additional copies of the Offer to Purchase, the Letter of Transmittal

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and all other tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies, and will be furnished promptly at the Purchaser's expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Depositary or the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.


                   THE INFORMATION AGENT FOR THE OFFER IS:


                            D.F. KING & CO., INC.


                               77 WATER STREET
                        NEW YORK, NEW YORK 10005-4495
                BANKS AND BROKERS CALL COLLECT: (212) 269-5550
                   ALL OTHERS CALL TOLL-FREE (800) 714-3310



December 18, 1997